Highland Credit Strategies Fund
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
June 20, 2006
VIA FACSIMILE AND EDGAR:
Securities and Exchange Commission
Division of Investment Management
Room 4711
100 F Street, N.E.
Washington, D.C. 20549
Attn: Dominic Minore, Esq.
Fax: 202-772-9283
Re: Highland Credit Strategies Fund Registration Statement on Form N-2
(File Nos. 333-132436 and 811-21869), originally filed on March 15, 2006
Dear Mr. Minore:
          In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Highland Credit Strategies Fund (the “Trust”) hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it may become effective by 10:00 a.m., New York City time, on June 23, 2006, or as soon as practicable thereafter.
          The Trust acknowledges that (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Trust may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We request oral notification and written confirmation of such effectiveness by a telephone call and a facsimile letter addressed to our counsel using the following contact information:
Skadden, Arps, Slate, Meagher & Flom LLP
Attention: Leslie Lowenbraun
4 Times Square
New York, NY 10036
Phone: 212-735-2913
Fax: 917-777-2913

Sincerely, HIGHLAND CREDIT STRATEGIES FUND
By:	/s/ M. Jason Blackburn
M. Jason Blackburn
Secretary